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December 5, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE Washington, D.C. 20549-3561

Stacie Gorman

Re:	inVentiv Health, Inc.

Amendment No. 2

Registration Statement on Form S-4

File No. 333-197719

Dear Ms. Gorman:

On behalf of our client, inVentiv Health, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 of the Company (Registration No. 333-197719) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated October 27, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

The Exchange Offers, page 7

1.	We note your response to comment 16 of our letter dated August 26, 2014. We were unable to locate your revisions in response to this comment. Please revise your disclosure in this section, and elsewhere as appropriate, to explain whether there are any limitations on your ability to designate unrestricted subsidiaries, or redesignate restricted subsidiaries as unrestricted subsidiaries. Additionally, please clarify, if true, that non-recourse indebtedness incurred by unrestricted subsidiaries will take priority over the secured notes.

Securities and Exchange Commission

December 5, 2014

The Company has revised the disclosure on page 12 of the Registration Statement to clarify that there are certain conditions and limitations on its ability to designate unrestricted subsidiaries and that any non-recourse indebtedness incurred by such unrestricted subsidiaries will be structurally senior to the notes. The Company also respectfully refers the Staff to the added disclosure in the risk factor on pages 19-20 of the Registration Statement.

Summary Consolidated Financial Data, page 14

2.	Please provide us with a detailed reconciliation of Adjusted EBITDA to Pro Forma Adjusted EBITDA. Please ensure that the adjustments you are making comply with Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised disclosure on pages 15 and 16 of the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that the Company’s use of the term “pro forma” was not intended to mean “pro forma” pursuant to Article 11 of Regulation S-X but rather give effect to the impact of cost savings actions as permitted by the Company’s debt instruments. The Company has changed the line item from “Pro Forma Adjusted EBITDA” to be “Synergy Adjusted EBITDA.” and with these revisions, the Company believes that Article 11 of Regulation S-X is not applicable.

Exhibit 5.1

3.	Please have counsel revise the opinion to clarify that it is relying upon the local opinions with respect to the Schedule 2 Guarantors.

The Company respectfully directs the Staff to Section II.B.1.e of Division of Corporate Finance Staff Legal Bulletin No. 19 which provides as follows:

“If the registrant is organized in a jurisdiction outside of primary counsel’s area of expertise, the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Both opinions must be filed as exhibits and comply with all applicable requirements. Both primary counsel and local counsel would be named in the registration statement as having prepared or certified an opinion for purposes of Item 509(b) of Regulation S-K and would be required to file consents pursuant to Securities Act Rule 436(a).”

Primary counsel’s opinion has been filed as an exhibit to the Registration Statement and each local counsel opinion has also been filed. Additionally, both primary counsel and local counsel are named in the Registration Statement and have filed consents pursuant to Securities Act Rule 436(a). Primary counsel has assumed that each registrant listed on

Securities and Exchange Commission

December 5, 2014

Schedule 2 of its opinion is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation. Footnote 21 of Staff Legal Bulletin No. 19 provides an alternative to the guidance set forth in Section II.B.1.e for situations in which “primary counsel is expressly relying on the local counsel’s opinion,” however because each local counsel is named in the Registration Statement and each local counsel has filed a consent, primary counsel is not relying upon the guidance set forth in footnote 21.

Exhibits. 5.2 Through 5.6

4.	Please have local counsel revise their respective opinions to clarify that noteholders may rely on the opinion. Please refer to Staff Legal Bulletin 19 II.B.3.d for guidance.

The Company respectfully advises the Staff that local counsel have revised their respective opinions in accordance with the Staff’s comment.

Exhibit 5.2

5.	On page 3, we note that counsel has assumed the Transaction Documents are legal, valid, and binding obligations of all parties thereto.” Please have counsel revise the opinion to carve out the “NJ Entities,” or tell us why you believe this assumption is appropriate.

The Company respectfully advises the Staff that local counsel has revised its opinion in accordance with the Staff’s comment.

Exhibit 5.3

6.	Please have counsel revise assumption (d) on page 2 to clarify the assumption relates to matters that are solely factual or explain to us how this assumption is appropriate.

The Company respectfully advises the Staff that local counsel has revised its opinion in accordance with the Staff’s comment.

Exhibit 5.5

7.	On page 2, we note that you have assumed the “Indenture constitutes the valid binding obligation of each party.” Please have counsel revise the opinion to carve out the “Opinion Parties” or tell us why you believe this assumption is appropriate.

The Company respectfully advises the Staff that local counsel has revised its opinion in accordance with the Staff’s comment.

8.	We note that you have assumed the accuracy of certificates in paragraph (e). Please have counsel revise to clarify the assumption relates to matters that are solely factual or explain to us how this assumption is appropriate.

Securities and Exchange Commission

December 5, 2014

The Company respectfully advises the Staff that local counsel has revised its opinion in accordance with the Staff’s comment.

Exhibit 5.6

9.	Please have counsel revise assumption (iv) on page 2 to clarify the assumption relates to matters that are solely factual or explain to us how this assumption is appropriate.

The Company respectfully advises the Staff that local counsel has revised its opinion in accordance with the Staff’s comment.

10.	Please have counsel revise the fourth paragraph to clarify that the “internal law of Florida” includes the statutory provisions and reported judicial decisions interpreting these laws.

The Company respectfully advises the Staff that local counsel has revised its opinion in accordance with the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel

Weil, Gotshal & Manges LLP

cc:	Eric R. Green, inVentiv Health, Inc.

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